Shanda Announces Departure of President Jun Tang

Shanghai, China — April 3, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that Jun Tang has resigned as its president to pursue other opportunities. Mr. Tang will remain as a member of Shanda’s board of directors and serve as an advisor to the CEO, Mr. Tianqiao Chen.

“Mr. Jun Tang joined Shanda as president in February 2004 and has been an important contributor to our growth and strategic initiatives. I would like to express my sincere appreciation to Jun for his service and support to Shanda during the past four years,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “We wish him well in all of his future endeavors.”

Shanda also announced today a number of key executive appointments, including the appointment of Qunzhao Tan, Shanda’s Executive Senior Vice President and Chief Technology Officer, as its President. Mr. Tan will continue to serve as Shanda’s CTO.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn